Stuart Kolinski, Esq.	Phone	914 345 7498
Senior Vice President & General Counsel	Fax	914 345 7721
Regeneron Pharmaceuticals, Inc.	www.regeneron.com
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707

July 27, 2009

BY EDGAR

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 24, 2009
File No. 000-19034

Dear Mr. Riedler:

This letter sets forth the responses of Regeneron Pharmaceuticals, Inc., a New York corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of July 15, 2009 (the “Comment Letter”) to Leonard S. Schleifer, M.D., Ph.D., President and Chief Executive Officer of the Company, regarding the above-referenced annual report on Form 10-K (the “Form 10-K”) and the above-referenced definitive proxy statement on Schedule 14A (the “Proxy Statement”). For the convenience of the Staff, this letter restates in bold each of the comments in the Comment Letter, and immediately thereafter sets forth the Company's response. Capitalized terms used and not defined regarding the Form 10-K or Proxy Statement have the meanings to such terms given in the Form 10-K or Proxy Statement, as applicable. References to page numbers and captions correspond to the page numbers and captions in the Form 10-K or the Proxy Statement as indicated.

Form 10-K for the year ended December 31, 2008

Item 1. Business
Patents. Trademarks, and Trade Secrets, page 11

1. Please expand your intellectual property disclosure to identify your material patents and patent applications, discuss the technology and product candidates dependent on these patents and disclose their respective expiration dates. Where you have licensed a material patent from another party, please identify the licensor, describe the terms of your agreement, and ensure that the license agreement has been filed as an exhibit to your filing. It may be helpful to provide your revised disclosure in chart form.

In our future Form 10-K filings, we will expand our discussion of intellectual property in compliance with the Staff's comment. Specifically, subject to updating to reflect changes in our intellectual property rights after the date hereof, we propose that the disclosure under the caption Patents, Trademarks and Trade Secrets will be substantially as follows:

“Our success depends, in part, on our ability to obtain patents, maintain trade secret protection, and operate without infringing on the proprietary rights of third parties (see “Risk Factors – We may be restricted in our development and/or commercialization activities by, and could be subject to damage awards if we are found to have infringed, third party patents or other proprietary rights.”). Our policy is to file patent applications to protect technology, inventions, and improvements that we consider important to our business and operations. As of December 31, 2008, we held an ownership interest in a total of approximately 150 issued patents in the United States and over 670 issued patents in foreign countries with respect to our products and technologies. In addition, we held an ownership interest in hundreds of patent applications in the United States and foreign countries.

Our patent portfolio includes granted patents and pending patent applications covering our VelociSuite™ technologies, including our VelocImmune® mouse platform which produces fully human monoclonal antibodies. Our issued patents covering these technologies generally expire between 2020 and 2030. However, we continue to file patent applications directed to improvements to these technology platforms.

Our patent portfolio also includes issued patents and pending applications relating to our marketed product, ARCALYST®, and our product candidates in clinical development. These patents cover the proteins and DNA encoding the proteins, manufacturing patents, method of use patents, pharmaceutical compositions, as well as various methods of using the products. For each of ARCALYST and our late-stage clinical candidates, aflibercept (VEGF Trap) and the VEGF Trap-Eye, these patents generally expire between 2020 and 2026. However, the projected patent terms may be subject to extension based on potential patent term extensions in countries where such extensions are available.

We also are the nonexclusive licensee of a number of additional patents and patent applications. In July 2008 we entered into an Amended and Restated Non-Exclusive License Agreement with Cellectis S.A. pursuant to which we licensed certain patents and patent applications relating to a process for the specific replacement of a copy of a gene in the receiver genome by homologous recombination. Pursuant to this agreement, we agreed to pay Cellectis a low, single-digit royalty based on any future revenue received by us from any future licenses or sales of our VelociGene® or VelocImmune products or services. No royalties are payable on any revenue from commercial sales of antibodies from our VelocImmune technology. We also have non-exclusive license agreements with Amgen and other organizations for patent rights related to ARCALYST. In exchange for these licenses, we pay a mid-single digit royalty on net sales of ARCALYST.

Patent law relating to the patentability and scope of claims in the biotechnology field is evolving and our patent rights are subject to this additional uncertainty. The degree of patent protection that will be afforded to our products in the United States and other important commercial markets is uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts and governments in these countries. There is no certainty that our existing patents or others, if obtained, will provide us protection from competition or provide commercial benefit.

Others may independently develop similar products or processes to those developed by us, duplicate any of our products or processes or, if patents are issued to us, design around any products and processes covered by our patents. We expect to continue, when appropriate, to file product and process applications with respect to our inventions. However, we may not file any such applications or, if filed, the patents may not be issued. Patents issued to or licensed by us may be infringed by the products or processes of others.

Defense and enforcement of our intellectual property rights is expensive and time consuming, even if the outcome is favorable to us. It is possible that patents issued or licensed to us will be successfully challenged, that a court may find that we are infringing validly issued patents of third parties, or that we may have to alter or discontinue the development of our products or pay licensing fees to take into account patent rights of third parties.”

Item 15. Exhibits and Financial Statement Schedules, page 58

2. Please file your August 2008 agreement with sanofi-aventis, in relation to their use of your VelociGene platform, as an exhibit to your filing or identify the filing in which this agreement will be filed as an exhibit. Please note that we will not be in a position to clear our comment until this agreement has been filed.

The Company did not include its August 2008 agreement with sanofi-aventis as an exhibit to the Form 10-K because it considers that agreement to be both made in the ordinary course and not material to the Company, and therefore not a required exhibit under Item 601(10) of Regulation S-K. The ordinary course nature of this agreement is evidenced by the fact that the Company has entered into similar agreements with a number of other parties (e.g., Serono, the Karolinska Institute, the Gates Foundation, the Spinal Muscle Atrophy (SMA) Foundation, etc.) whereby, as with the mouse purchase agreement with sanofi-aventis, such parties pay specified amounts to the Company for the Company to supply them with genetically modified mammalian models of gene function and disease. Moreover, like these other agreements, the VelociGene® agreement with sanofi-aventis is not material to the Company from a financial or any other perspective. The Company is entitled to receive approximately $4 million annually under the agreement, and the existence or non-existence of this agreement does not affect the Company's rights or obligations under its larger, worldwide antibody collaboration with sanofi-aventis. In light of the foregoing, the Company believes that the VelociGene® agreement with sanofi-aventis is not a required exhibit to the Form 10-K, and respectfully requests that the Staff reconsider this comment.

Definitive Proxy Statement

Executive Compensation, page 21
Compensation Discussion and Analysis

3. Please identify the “nationally recognized surveys” that your Compensation Committee uses to benchmark compensation for your NEOs.

The nationally recognized compensation survey used by the Compensation Committee to benchmark 2008 compensation for the Company's Named Officers is the Radford Global Life Sciences Survey. If the Compensation Committee continues to use one or more nationally recognized compensation surveys to benchmark compensation for the Company's Named Officers, in future annual meeting proxy statements such compensation survey(s) will be identified. Specifically, by reference to the Proxy Statement, the second sentence of the last paragraph under the caption "Peer Group" (on page 22) would be revised to read as follows:

"In addition, management and the Compensation Committee reviewed compensation data for biotechnology companies from the Radford Global Life Sciences Survey to benchmark total compensation paid to our Named Officers."

Cash Bonus, page 23

4. We note that your disclosure in relation to the cash bonus for NEOs does not describe how the listed corporate performance goals and individual contributions are assessed to determine the “personal performance multiplier” and “company performance multiplier.” Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

Disclosure of specific corporate performance objectives and personal performance objectives used to calculate the applicable multiplier(s) for each NEO; Identification of specific target figures for each objective to the extent that multipliers are calculated based on the achievement of quantified performance targets;
Discussion of how the level of achievement in relation to the objectives is assessed to determine the respective “personal performance multiplier” and “company performance multiplier;” and,
Confirmation that you will discuss the level of achievement with respect to these objectives in your 2009 proxy statement.

The payment of annual cash bonuses to the Company’s Named Officers with respect to the 2008 fiscal year was based entirely upon the discretion of the Company’s Compensation Committee. As stated on page 23 of the Proxy Statement “Although each Named Officer is eligible to receive an annual bonus, we historically have had no formal bonus plan and the granting of any bonus to a Named Officer is entirely at the discretion of the Compensation Committee.” Specifically, the company performance multiplier was determined based on the Compensation Committee’s subjective assessment of the Company’s performance with respect to the general corporate goals described on pages 23 and 24 of the Proxy Statement. Similarly, the determination of the personal performance multiplier was based upon a subjective assessment by the Compensation Committee of the particular Named Officer’s performance. There were, however, no specific target achievement levels, and no specific formulas or metrics by which to measure performance, established with respect to these company and personal goals. Thus, the determination of the company and personal performance multipliers were made by the Compensation Committee in its discretion and not by the application of any pre-established formulas to specific performance targets. The Compensation Committee is continuing in its 2009 fiscal year the practice of determining annual bonus payments to its Named Officers on a discretionary basis. Although the disclosure in the Proxy Statement does describe the discretionary nature of these annual bonuses, the Company will, in its 2009 proxy statement, provide additional disclosure to reinforce this fact. Specifically, the Company expects to include in its 2009 proxy statement a sentence substantially as follows:

“Both the personal performance multiplier and the company performance multiplier were determined by the Compensation Committee in its discretion based on the Committee’s subjective assessment of the Company’s performance of the general corporate goals described on pages 23 and 24 and the Named Officers’ performance during the year.”

Performance Based Vesting Stock Options, page 25

5. We note that the vesting of your performance based vesting stock options is determined based on points earned for the achievement of “product candidate development milestones.” Please provide additional disclosure about how these stock options vest under your “point scale system.” In particular, please provide us with draft disclosure for your 2009 proxy statement which provides the following:

A discussion of how many points were earned by NEOs based upon the achievement of development milestones in 2008;
A discussion of the specific points attributed to each respective achievement; and,
The number of options that vested as a result of the points earned.

The performance based vesting stock options described in the Proxy Statement were granted very late in the 2008 fiscal year. As stated on page 24 of the Proxy Statement, “stock option awards were granted to our Named Officers and other eligible employees on December 17, 2008.” As described below, none of the performance based vesting stock options vested in 2008.

As disclosed in the Proxy Statement, points may be earned with respect to the vesting of the stock options upon the achievement of product candidate development milestones "between the grant date and December 31, 2011 . . ." However, the Company wishes to emphasize that (as is also disclosed in the Proxy Statement), the performance based vesting stock options described in the Proxy Statement are generally not eligible to vest until December 31, 2011, and only if the recipient remains continuously employed through that date, irrespective of the number of points earned through that date. Accordingly, the Company believes that the disclosure requested by the Staff with respect to the performance based vesting stock options would be material and appropriate in the proxy statement covering the year in which such options actually vest, if such vesting were to occur. In the case of the performance based vesting stock options described in the Proxy Statement, this disclosure would be included in the 2012 annual meeting proxy statement, as the options will generally only be eligible to vest on December 31, 2011 (assuming no accelerated vesting in the interim due to a change in control or exercise of Compensation Committee discretion). Only on the vesting eligibility date for any grant of performance based vesting options will it be possible to know the extent to which such option grant has vested.

In this regard, the Company also notes that it expects that similar grants of performance based vesting stock options will be made in the future on an annual basis. As a result, the Company expects that in the future there will be multiple performance based vesting option grants outstanding as to which points may be earned toward vesting based on achievement of product development milestones. As is the case with the performance based vesting stock options described in the Proxy Statement, it is expected that these future grants will also generally be eligible to vest only on the third anniversary of the applicable grant date, subject to the recipient’s continued employment through the performance period. Accordingly, the Company expects that in a given year there will be several outstanding performance based vesting stock options as to which a varying number of points may have been earned toward vesting, but which are not eligible to vest in that year due to the three-year "cliff-vesting" nature of the options and the requirement that the recipient remain employed through the vesting period. The Company expects that similar product development milestones will be used as vesting criteria for these future grants.

Given this, the Company respectfully submits that providing in each year's proxy statement an "interim update" with respect to multiple options grants which were not eligible to vest in the year for which compensation disclosure is being provided would be potentially confusing and misleading and would not be relevant to a shareholder’s understanding of the compensation paid to the Named Officer in the year for which disclosure is required. As noted above, with respect to a particular option grant it will simply not be possible to know the extent of vesting, if any, until the vesting eligibility date for such option grant has occurred.

In light of the foregoing, the Company proposes to include in its 2012 annual meeting proxy statement (and subsequent annual meeting proxy statements if, as expected, additional performance based vesting stock options with similar terms are granted) disclosure indicated in the Staff's comment with respect to any performance based vesting stock options which vested during the performance period ending on December 31, 2011. This disclosure will include a discussion of how many points were earned by each Named Officer based upon the achievement of development milestones during each year (2009, 2010, and 2010), a discussion of the specific points attributed to each achievement, and the number of options that vested as a result of the points earned.

Grants of Plan-Based Awards Table on page 29

6. We note your statement that no non-equity incentive plan awards were granted in 2008. However, we also note that your annual cash bonus was paid to NEOs in the form of non-equity compensation based upon the achievement of performance objectives over a specified period of time. As such, this compensation appears to have been paid pursuant to a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. See also Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations at the following web address: http://www.sec.gov/divisions/corpfinlcfguidance.shtml. Please provide us with your analysis for why the annual cash bonus is not non-equity incentive plan compensation that must be reflected under Column (g) to your Summary Compensation Table and in the Grants of Plan-Based Awards Table.

The Company believes that the disclosure of its annual cash bonuses was made in the proper column (the “Bonus” column (column (d)) of the Summary Compensation Table). As is discussed above in the Company’s response to the Staff’s comment number 4, the payment of such annual cash bonuses is made in the discretion of the Compensation Committee and is therefore properly reportable in the Bonus column of the Summary Compensation Table in accordance with the Staff’s position set forth in Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations.

* * *

As requested by the Staff, the Company acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions regarding the foregoing, please contact me at (914) 345-7498.

Very truly yours,
REGENERON PHARMACEUTICALS, INC.

/s/ Stuart Kolinski

Stuart Kolinski
Senior Vice President, General Counsel & Secretary

cc:	Securities and Exchange Commission
Bryan Pitko

Skadden, Arps, Slate, Meagher & Flom LLP
Kent A. Coit, Esq.
Timothy F. Nelson, Esq.